UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                    FORM 11-K








[  ]    Annual report pursuant to Section 15(d) of the Securities and Exchange
        Act of 1934 (No Fee Required)

[X] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

        For the Transition Period from March 1, 2003 to December 31, 2003

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              BE Aerospace, Inc. 1994 Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              BE Aerospace, Inc.
                              1400 Corporate Center Way
                              Wellington, Florida  33414-2105

BE AEROSPACE, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN

Financial Statements as of December 31, 2003 and February 28, 2003 (Restated) and for the Ten-Month Transition Period Ended December 31, 2003
And for the Fiscal Years Ended February 28, 2003 (Restated) and 2002 (Restated) and report of independent registered public accounting firm


                                TABLE OF CONTENTS

                                                                           PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     1

FINANCIAL STATEMENTS:

Statements of Net Assets Available For Benefits
  as of December 31, 2003 and February 28, 2003                             2

Statements of Changes in Net Assets Available For Benefits
  Ten-Month Transition Period Ended December 31, 2003 and
  Fiscal Years Ended February 28, 2003 and 2002                             3

Notes to financial statements
  Ten-Month Transition Period Ended December 31, 2003 and
  Fiscal Years Ended February 28, 2003 and 2002                             4

Exhibit Index                                                               6

Signature                                                                   7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Benefits Administrative Committee
BE Aerospace, Inc.
1994 Employee Stock Purchase Plan
Wellington, Florida

We have audited the accompanying statements of net assets available for benefits of BE Aerospace, Inc. 1994 Employee Stock Purchase Plan (the "Plan") as of December 31, 2003 and February 28, 2003, and the related statements of changes in net assets available for benefits for the ten-month transition period ended December 31, 2003, and for the fiscal years ended February 28, 2003 and 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of BE Aerospace, Inc. 1994 Employee Stock Purchase Plan as of December 31, 2003 and February 28, 2003, and the changes in net assets available for benefits for the ten-month transition period ended December 31, 2003, and for the fiscal years ended February 28, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, the accompanying February 28, 2003 and 2002 financial statements have been restated to include Plan participants outside the United States of America.


/s/ Deloitte & Touche

Costa Mesa, California
June 10, 2004



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


BE AEROSPACE, INC.
1994 EMPLOYEES STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND FEBRUARY 28, 2003


                                                                               December 31,              February 28,
                                                                                  2003                       2003
                                                                               ------------              -------------
                                                                                                         (As Restated
                                                                                                          See Note 3)

ASSETS - Cash and cash equivalents                                              $589,694                   $532,847

LIABILITIES - Stock subscribed                                                   588,867                    521,969
                                                                                --------                   --------

NET ASSETS AVAILABLE FOR BENEFITS                                               $    827                   $ 10,878
                                                                                ========                   ========



See accompanying notes to financial statements.

BE AEROSPACE, INC.

1994 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
TEN-MONTH TRANSITION PERIOD ENDED DECEMBER 31, 2003 AND
FISCAL YEARS ENDED FEBRUARY 28, 2003 AND 2002


                                                                      Ten-Months          Fiscal Year          Fiscal Year
                                                                         Ended               Ended                Ended
                                                                     December 31,        February 28,         February 28,
                                                                         2003                2003                 2002
                                                                     ------------        -------------        -------------
                                                                                         (As Restated         (As Restated
                                                                                          See Note 3)          See Note 3)

  NET ASSETS AVAILABLE FOR BENEFITS - Beginning of period            $    10,878         $     1,274          $     2,705

  ADDITIONS TO NET ASSETS ATTRIBUTED TO -
    Participant payroll deductions                                     1,412,419           1,498,503            1,770,267

  DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO -
    Purchase of BE Aerospace common stock                             (1,422,470)         (1,488,899)          (1,771,698)
                                                                     -----------         -----------          -----------
  NET ASSETS AVAILABLE FOR BENEFITS - End of period                  $       827         $    10,878          $     1,274
                                                                     ===========         ===========          ===========

See accompanying notes to financial statements.

BE AEROSPACE, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
TEN-MONTH TRANSITION PERIOD ENDED DECEMBER 31, 2003 AND
FISCAL YEARS ENDED FEBRUARY 28, 2003 AND 2002

1.    GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Description of Plan--Effective August 11, 1994, BE Aerospace, Inc. (the "Company") adopted the BE Aerospace, Inc. 1994 Employee Stock Purchase Plan (the "Plan"), as amended and restated January 1, 1996. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for complete information.

      The Company is the Plan sponsor. All employees (participants) with a minimum of 90 days service, who generally complete a minimum of 20 hours of service per week, are eligible to participate. Under the Plan, contributions are made by participants who choose to contribute from 2% to 15% of their total gross pay.

      Common stock of the Company is purchased twice each year on approximately February 28 and August 31. In accordance with the Fourth Amendment to the Plan, effective with the option period beginning September 1, 2003, the Plan year changed to a calendar year basis. The option period beginning September 1, 2003 was a short option period and ended on December 31, 2003. All future option periods will run in six-month increments beginning January 1 and ending June 30 and beginning July 1 and ending December 31. The purchase price is 85% of the lesser of the fair value of either the first day or last day of each option period, which is approximately six months in length ending on each purchase date. Participants are allocated a pro rata share of stock consistent with the balance of the participant's account. The stock is then issued by the Plan transfer agent, Bank of New York, directly to the participant. The maximum number of shares available for each option period to an individual is the largest whole number of shares which, when multiplied by the fair market value of the Company stock at the beginning of the option period, produces a dollar amount of $12,500 or less.

      Stock Subscribed--The Plan issues the stock to participants subsequent to the end of each option period but dated the last day of the option period. Therefore, a liability for stock purchased by the Plan but not yet distributed to the participants has been reflected as stock subscribed in the accompanying statements of net assets available for benefits as of December 31, 2003 and February 28, 2003. The Company stock is valued at its closing quoted market price.

      Stock purchased by the Plan for distribution to the participants for the ten-month transition period ended December 31, 2003 and for the years ended February 28, 2003 and 2002 was 613,595, 434,515, and 182,758 shares, respectively. Amounts representing fractional shares due to employees are carried forward to the following distribution period.

      Termination Benefits and Vesting--Upon termination of employment with the Company, a participant is entitled to receive all contributions not yet used to acquire stock of the Company. Cash and Cash Equivalents--Cash and cash equivalents consist of highly liquid investments purchased with original maturities of 90 days or less. The Plan's cash and cash equivalents are held in accounts owned by the Company and may not be fully insured by the Federal Deposit Insurance Corporation.

      Income Tax--The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986 and is, therefore, not subject to income taxes. Plan assets consist of cash not yet used to purchase common stock. Such cash remains an asset of the Company until each semiannual purchase date when the cash is used to sell shares to the employees.

      Administrative Expenses--Administrative expenses have been paid directly by the Company and, accordingly, are not reflected in the Plan's financial statements. There is no written agreement requiring the Company to pay these expenses, and the Company may elect to stop paying Plan expenses at any time.

2.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan. In the event of Plan termination, any unused contributions will be returned to the participants.

3.    RESTATEMENT

      Subsequent to the issuance of the Plan's February 28, 2003 financial statements, the Company's management determined that previously issued February 28, 2003 and 2002 financial statements did not include the activity related to the Plan participants located in countries outside the United States of America. The effect of the restatement by major financial statement line items affected as of February 28, 2003 and for the years ended February 28, 2003 and 2002 is as follows:

                                                                      February 28, 2003
                                                            -----------------------------------------
                                                              As Previously
                                                                Reported             As Restated
                                                            ------------------    -------------------
      Assets - Cash                                            $   454,514           $  532,847
      Liabilities - Stock Subscribed                               454,311              521,969
      Additions - Participant Contributions                      1,321,255            1,498,503
      Deductions - Stock Purchases                              (1,322,169)          (1,488,899)
      Net Assets Available for Benefit-End of Period                   203               10,878


                                                                      February 28, 2002
                                                            -----------------------------------------
                                                              As Previously
                                                                Reported             As Restated
                                                            ------------------    -------------------
      Additions - Participant Contributions                     1,630,629            $ 1,770,267
      Deductions - Stock Purchases                             (1,632,217)            (1,771,698)
      Net Assets Available for Benefit-End of Period                1,117                  1,274

                                  EXHIBIT INDEX


EXHIBIT NO.      DOCUMENT

23.1             Consent of Independent Registered Public Accounting Firm

                                    SIGNATURE



THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                               BE AEROSPACE, INC.
                               1994 Employee Stock Purchase Plan




Date:  June 28, 2004           By:    /s/ Joseph A. Piegari
                                      ---------------------
                                      Joseph A. Piegari
                                      Plan Administrator
                                      BE AEROSPACE, INC.




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